

Mail Stop 4631

July 28, 2009

Mr. Geoffery E. Merszei
Chief Financial Officer
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

>   **Re: Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Definitive Proxy Statement on Schedule 14A filed March 31, 2009**
>   **File No. 001-03433**

Dear Mr. Merszei:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief